

09065068

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response. . .12.00

n.a. 1/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-3150 008-03150

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/08 AND ENDING 9/30/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SWENEY CARTWRIGHT & CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 South High Street, Suite 300
(No. and Street)

Columbus	**Ohio**	**43215-3438**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Keklak **(614) 228-5391**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

10 West Broad Street, Suite 1700,	**Columbus,**	**Ohio**	**43215-3713**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Stephen Cartwright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWENEY CARTWRIGHT & CO., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
STATE OF OHIO

CRYSTAL L. LYNCH
Notary Public, State of Ohio
My Commission Expires 10-13-10

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWENEY CARTWRIGHT & Co.

FINANCIAL STATEMENTS
September 30, 2009

SWENEY CARTWRIGHT & Co.

FINANCIAL STATEMENTS
September 30, 2009

CONTENTS

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Sweney Cartwright & Co.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Sweney Cartwright & Co. (the "Company") as of September 30, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on the audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sweney Cartwright & Co. as of September 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Company as of September 30, 2009: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all materials respects in relation to the basic financial statements taken as a whole.



Crowe Horwath LLP

Columbus, Ohio
November 23, 2009

SWENEY CARTWRIGHT & Co.
STATEMENT OF FINANCIAL CONDITION
September 30, 2009

Assets	
Cash and cash equivalents	$ 1,563,515
Cash segregated in special reserve account	50,000
Deposits with clearing organizations	271,618
Receivable from customers	318,404
Accrued interest and dividends receivable	53,396
Securities owned, at fair value:	
State and municipal obligations	2,608,851
Corporate equity securities	858,753
Corporate fixed income securities	408,037
Furniture and equipment, net	15,022
Deferred income taxes, net	19,229
Other assets	20,400
Total assets	$ 6,187,225
Liabilities and Stockholders' Equity	
Liabilities	
Payable to customers	$ 1,706
Payable to clearing organizations	484,350
Accrued liabilities	165,918
Total liabilities	651,974
Stockholders' equity	
Common stock:	
Authorized: 100,000 shares	
Issued and outstanding: 32,625 shares	
Par value: $.50 per share	16,312
Retained earnings	5,518,939
Total stockholders' equity	5,535,251
Total liabilities and stockholders' equity	$ 6,187,225

See accompanying notes to financial statements

SWENEY CARTWRIGHT & Co.
STATEMENT OF OPERATIONS
For the year ended September 30, 2009

Revenues	
Net trading gains	$ 2,981,235
Commissions	307,919
Interest and dividends	205,881
Underwriting profit	55,056
Other	4,262
	3,554,353
Operating expenses	
Compensation and commissions	2,037,954
Custody and clearing charges	99,380
Service charges	191,543
Rent and office operations	112,247
Communications	38,377
Interest	3,676
Computer and information services	96,389
Floor brokerage	57,184
Local and state taxes	55,380
Other	124,179
	2,816,309
Net income before income taxes	738,044
Income tax expense	190,368
Net income	$ 547,676

See accompanying notes to financial statements

SWENEY CARTWRIGHT & Co.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended September 30, 2009

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, October 1, 2008	33,896	$ 16,948	$ 5,167,581	$ 5,184,529
Repurchase of stock	(1,271)	(636)	(196,318)	(196,954)
Net income	-	-	547,676	547,676
Balances, September 30, 2009	32,625	$ 16,312	$ 5,518,939	$ 5,535,251

See accompanying notes to financial statements

SWENEY CARTWRIGHT & Co.
STATEMENT OF CASH FLOWS
For the year ended September 30, 2009

Cash flows from operating activities	
Net income	$ 547,676
Depreciation	6,000
Changes in assets and liabilities:	
Deposits with clearing organizations	324,514
Receivable from customers	(210,627)
Accrued interest and dividends receivable	35,317
Securities owned	1,139,693
Other assets	81,198
Payable to customers	(5,482)
Payable to clearing organization	479,089
Accrued liabilities	(13,619)
Securities sold, not yet purchased	(1,100)
Net cash provided by operating activities	2,382,659
Cash flows from investing activities	
Cash segregated in special reserve account	182,000
Cash flows from financing activities	
Repurchase of stock	(196,954)
Decrease in short-term borrowings	(935,000)
Net cash used from financing activities	(1,131,954)
Net decrease in cash and cash equivalents	1,432,705
Cash and cash equivalents at beginning of year	130,810
Cash and cash equivalents at end of year	$ 1,563,515

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ 3,676
Income taxes	$ 90,000

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description and Business

Sweney Cartwright & Co. (the "Company") is an SEC-registered broker-dealer in securities and member of the Financial Industry Regulatory Authority ("FINRA"), specializing in sales of investment grade stocks and bonds for customers. The Company also conducts principal trading primarily in municipal bonds, other fixed income securities and community bank stocks. The following is a summary of significant accounting policies followed in the preparation of the financial statements.

Securities Transactions

The Company's proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions, where the Company serves as an agent, are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities owned and Securities sold, but not yet purchased are stated at market value. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and fair value is included in income. The Company determines market value by using public market quotations, quoted prices from dealers or recent market transactions, depending upon the underlying security.

Underwriting Profits

Underwriting profits include fees net of expenses, arising from securities offerings in which the Company acts as an underwriter, and are recognized when the transaction is complete (generally trade date). Concession fees are also included in underwriting profits and recorded on trade date.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation of office furniture and equipment is provided for on the straight line method over estimated useful lives of five to ten years.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At September 30, 2009 the company had $1,487,259 held on deposit at Huntington National Bank and $76,256 held on deposit at National City Bank, of which, $250,000 is insured at each institution by the Federal Deposit Insurance Corporation "FDIC".

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of the assets and liabilities using enacted tax rates. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns.

The temporary differences, which comprise deferred income tax assets and liabilities, are related to the recognition of certain income and expense items, including depreciation and valuation of securities.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Standards
In June 2009, the FASB issued ASC 105-10, "The FASB Accounting Standards Codification ("Codification") and the Hierarchy of Generally Accepted Accounting Principles- a replacement of FASB Statement No. 162". The Codification has become the source of authoritative U.S. non-governmental entities. Rules and interpretive releases of the SEC under authority of Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

The Company adopted FASB ASC 855, *Subsequent Events* (SFAS No. 165 "Subsequent Events"), for 2009. This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Subsequent events have been reviewed through November 23, 2009, which is the date the Company filed the Form 17a-5 with the U.S. Securities and Exchange Commission ("SEC").

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly: In April 2009, the FASB issued new guidance impacting FASB ASC 820, *Fair Value Measurements and Disclosures* (FASB Staff Position (FSP) FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"). This provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company's adoption of the new guidance for the period ended June 30, 2009, did not have a material impact on the Company's financial statements. See Note 9– Fair Value for disclosures required by this new guidance.

Recently Issued but not yet Effective Accounting Pronouncements:

In June 2006, the FASB issued Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition and measurement threshold for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Due to deferral, issued by FASB on February 1, 2008, FIN 48 will be effective October 1, 2010 for the Company. In December 2008, the FASB granted most nonpublic enterprises another one-year deferral with the issuance of FSP FIN 48-3, Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises. The impact of adopting FIN 48 will not be material to the financial statements.

Accounting for Transfers of Financial Assets: In June 2009, FASB issued SFAS No. 166 "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140." This removes the concept of a qualifying special-purpose entity from existing GAAP and removes the exception from applying FASB ASC 810-10, *Consolidation* (FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities) to qualifying special purpose entities. The objective of this new guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. The new guidance shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Management is still evaluating the impact of this accounting standard.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Amendments to FASB Interpretation No. 46(R): In June 2009, FASB issued SFAS No. 167 *"Amendments to FASB Interpretation No. 46(R)."* The objective of this new guidance is to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities,* to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This guidance shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. Management is still evaluating the impact of this accounting standard.

NOTE 2 - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $50,000 has been segregated in a special reserve bank account for the benefit of customers as required under Rule 15c3-3 of the Securities and Exchange Act of 1934.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers represent amounts due on cash and when-issued transactions. The Company does not extend margin transactions to their customers, thus, no allowance is deemed necessary for uncollectible accounts. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 4 - SHORT-TERM BORROWINGS

During the year ended September 30, 2009, the Company maintained unsecured demand lines of credit that total $5,000,000. The interest rate, based on the daily fluctuating LIBOR plus 2%, with a minimum rate of 3.50%; the rate at which the Company could borrow on this line of credit, was 3.50% at September 30, 2009. At September 30, 2009, the Company had a balance of zero drawn on the lines of credit.

(Continued)

NOTE 5 - INCOME TAXES

During the year ended September 30, 2009, the Company had tax exempt interest income of approximately $131,000. Current tax provision totaled $117,746 and deferred tax expense totaled $72,622 for the year ended September 30, 2009. The effective tax rate differs from the statutory rate of 34% principally due to tax-exempt interest income.

Deferred tax assets totaled $25,773 and deferred tax liabilities totaled $6,544 at September 30, 2009.

NOTE 6 - STOCK REPURCHASE AND PURCHASE AGREEMENTS

The Company has a stock repurchase agreement with its stockholders which requires the Company to repurchase its common stock contingent upon notice from an individual stockholder. The stock would be purchased by the Company at book value. During fiscal year 2009, the Company repurchased 1,271 shares of common stock. The total purchase price was $196,954.

On September 12, 2005, one of the Company's stockholders entered an agreement with one of the Company's officers allowing the officer the option to purchase 1,000 shares of the Company's stock from the other offering stockholder at a weighted average price of $139 between January 1, 2009 and 2016.

NOTE 7 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

Furniture and equipment	$	631,697
Accumulated depreciation		(616,675)
	$	15,022

Depreciation expense was $6,000 for the year ended September 30, 2009.

(Continued)

NOTE 7 - PREMISES AND EQUIPMENT (Continued)

The Company leases its office under a lease expiring December 31, 2013. The lease can be terminated by the Company after December 31, 2010; however, the Company intends to exercise the renewal option. Future minimum lease payments under this operating lease are as follows:

Fiscal Year, September 30,	
2010	77,595
2011	19,988
	$ 97,583

The office lease agreement provides for increased payments during the term of the lease if operating expenses and taxes exceed certain base amounts. Total office lease expenses were $75,574 for the year ended September 30, 2009.

NOTE 8 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes and settles customer securities transactions on a basis of delivery versus payment. The risk with these transactions is that customers may fail to satisfy their obligations requiring the Company to purchase or sell various financial instruments at prevailing market prices to fulfill customer obligations.

At September 30, 2009, the Company did not have any outstanding "when issued commitments" to purchase municipal bonds from customers, dealers or commitments from other investors to purchase these bonds upon issuance at year end.

NOTE 9 – EMPLOYEE BENEFITS

The Company has a 401(k) Employee Retirement Plan for all eligible employees. The Company's Board of Directors, subject to Department of Labor and Internal Revenue Code limitations, determines the amount of the annual matching employer contribution. The Company's contribution and expense to the Plan for fiscal year 2009 was $22,500.

(Continued)

NOTE 10 - FAIR VALUE MEASUREMENTS

The measurement of fair value under US GAAP uses a hierarchy intended to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability. The Company used the following methods and significant assumptions to estimate fair value:

Securities owned: The fair values of securities owned are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.
Securities owned measured at fair value on a recurring basis are summarized below:

Assets and Liabilities Measured on a Recurring Basis
Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at September 30, 2009, Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
State and municipal obligations	----	$ 2,608,851	----
Corporate equity securities	$129	$ 858,624	----
Corporate fixed income securities	$59,184	$ 348,853	----

Current assets, exclusive of securities owned, are carried at book value, which approximates their fair value, and liabilities are carried at amounts approximating fair value based on their relatively short due dates.

(Continued)

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital" shall at least be $250,000. At September 30, 2009, the Company had net capital of $4,709,785, which was $4,459,785 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 12%.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-15 OF THE SECURITIES AND EXCHANGE ACT OF 1934

SWENEY CARTWRIGHT & Co.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGES ACT OF 1934
As of September 30, 2009

NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY	$ 5,535,251
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Partly secured and unsecured customer accounts	72
Securities owned not readily marketable	364,726
Exchange membership	3,500
Deposit with clearing organization	11,601
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	15,022
Other assets	119,661
Other deductions and or charges	29,278
Total deductions and/or charges	543,860
Net capital before haircuts on security positions	4,991,391
HAIRCUTS ON SECURITIES:	
Trading and investment securities:	
State and municipal obligations	136,846
Corporate obligations	64,893
Stocks and warrants	79,867
Total haircuts	281,606
NET CAPITAL	$ 4,709,785
AGGREGATE INDEBTEDNESS	
Payable to brokers or dealers and clearing organizations	$ 484,350
Payable to customers	1,706
Accounts payable, accrued expense and other liabilities	165,918
Deduct adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	(105,638)
TOTAL AGGREGATE INDEBTEDNESS	$ 546,336
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)	$ 250,000
EXCESS NET CAPITAL	$ 4,459,785
EXCESS NET CAPITAL AT 1000% (net capital in excess of 10% of aggregate indebtedness)	$ 4,655,151
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	12%

Note: The above computation does not differ materially from the computation of net capital pursuant to Rule 15c3-1 included in Part II of the FOCUS Report filed by the Company as of September 30, 2009.

SWENEY CARTWRIGHT & Co.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2009

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	$ None
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ None
A. Number of items	None

SWENEY CARTWRIGHT & Co.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of September 30, 2009

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	1,706
Bearer Coupons due to customers		2,588
Customers' securities failed to receive		377,474
TOTAL CREDIT ITEMS	$	381,768
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	281,160
TOTAL DEBIT ITEMS	$	281,160
RESERVE COMPUTATION		
Excess of total debits over total credits	$	100,608
Amount held on deposit at September 30, 2009	$	50,000
Amount of deposit made on October 2, 2009	$	110,000
New amount in reserve bank account after additional deposit	$	160,000

Note: The above computation does not differ materially from the computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3 included in Part II of the FOCUS Report filed by the Company as of September 30, 2009.

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
Sweney Cartwright & Co.
Columbus, Ohio

In planning and performing our audit of the financial statements of Sweney Cartwright & Co. (the "Company") as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

(Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2009, to meet the SEC's objectives.

(Continued)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to and should not be used by anyone other than these specified parties.



Crowe Horwath LLP

Columbus, Ohio
November 23, 2009

Crowe Horwath™

Crowe Horwath LLP
Member Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors of
Sweney Cartwright & Co.
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to September 30, 2009, which were agreed to by Sweney Cartwright & Co. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and the New York Stock Exchange, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared with the Total Revenue amounts reported on Form X-17A-5 for the year ended September 30, 2009 to management schedules. Compared these with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments nothing no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences (Not applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Crowe Horwath LLP

Columbus, Ohio
November 23, 2009

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-003150 FINRA SEP
SWENEY CARTWRIGHT & COMPANY
ATTN STEPHEN CARTWRIGHT PRES
17 S HIGH ST STE 300
COLUMBUS OH 43215-3438

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 4,031.28

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150-00)

12-30-08
Date Paid

C. Assessment balance due $3,881.28

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

E. Total assessment balance and interest due (or overpayment carried forward) $ 3,881.28

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 3,881.28

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sweney Cartwright & Co.
(Name of Corporation, Partnership or other organization)

Stephen H Cartwright
(Authorized Signature)

President
(Title)

Dated the 23rd day of November 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Sept. 30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,667,805 -
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	($10,680-)
(5) Net gain from securities in investment accounts.	($41,612-)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	($52,292-)
2d. SIPC Net Operating Revenues	$ 1,612,513 -
2e. General Assessment @ .0025	$ 4,031.28

(to page 1 but not less than $150 minimum)

SIPC-7T Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end April 30, 2009 thru December 31, 2009. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7T, pay the assessment, and should not be consolidated in your SIPC-7T.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If amounts reported on line 2c(8) aggregate in excess of $100,000, documentation must accompany the form filed, such as copies of agreements or a representative prospectus that would reflect the statutory basis for the deduction.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount (but not less than the $150 minimum) in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the date the $150 assessment payment was made in January, February, or March 2009, if applicable.

(iv) Subtract line 2B from line 2A and enter the difference on line 2C. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2D.

(vi) Enter the total due on line 2E and the payment of the amount due on line 2F.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been received within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000, to file a supplemental independent public accountants report covering this SIPC-7T no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return envelope.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):

Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7T is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7T form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE, Arca, Inc.	
CHX	Chicago Stock Exchange, Incorporated	NASDAQ OMX PHLX	
		SIPC	Securities Investor Protection Corporation